# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**For the month of June, 2002**

**The Westaim Corporation**
**(Translation of registrant's name into English)**



**144-4th Avenue, S.W., Suite 1010**
**Calgary, Alberta T2P 3N4**
**Canada**
**(Address of principal executive officers)**

**(780) 992-5231**
**(Telephone number, including area code)**

**Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.**

**Form 20-F__ Form 40-F X**

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

**Yes___ No X**

**If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___**

The following documents are included in this Form 6-K:

1. Press Release dated June 13, 2002 titled "Westaim Announces a Normal Course Issuer Bid";
2. Notice of Intention to Make a Normal Course Issuer Bid dated June 14, 2002; and
3. Press Release dated June 17, 2002 titled "Westaim announces share buy back regulatory approval".

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: June 17, 2002

By: ______________________________

Douglas H. Murray
Assistant Corporate Secretary

**EXHIBITS TO REGISTRTION STATEMENT**
**ON FORM 6K**
**FILED BY THE WESTAIM CORPORATION**

1.1 Press Release dated June 13, 2002 titled "Westaim Announces a Normal Course Issuer Bid"
1.2 Notice of Intention to Make a Normal Course Issuer Bid dated June 14, 2002
1.3 Press Release dated June 17, 2002 titled "Westaim announces share buy back regulatory approval"

**Exhibit 1.1**

**Press Release dated June 13, 2002 titled**
**"Westaim Announces a Normal Course Issuer Bid"**

WESTAIM

**For immediate release**

# Westaim Announces a Normal Course Issuer Bid

**Calgary, Alberta - June 13, 2002 -** The Westaim Corporation today announced its intention, subject to regulatory approval, to purchase up to 5% or approximately 3.8 million of its common shares.

Westaim has filed a Notice of Intention to make a Normal Course Issuer Bid (the "Bid") with the Toronto Stock Exchange (TSX) and intends to initiate purchases from time to time in accordance with the rules of the TSX. The price which Westaim pays for any common shares acquired under the Bid will be the market price for the common shares at the time of the acquisition.

Westaim believes that at certain times, the underlying value of its common shares may not be reflected in the market price and accordingly believes that the share repurchase program provides value by reducing the number of shares outstanding.

The Westaim Corporation is a technology accelerator that launches exceptional technologies into the marketplace. Its technology investments include NUCRYST Pharmaceuticals., which researches, develops and commercializes medical devices and pharmaceutical products based on its nanocrystalline silver technology, and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim's common shares are listed on Nasdaq under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

-30-

For more information contact:
Tony Johnston, Senior Vice President
The Westaim Corporation
(403) 234-3103
info@westaim.com
www.westaim.com

**Exhibit 1.2**

**Notice of Intention to Make a Normal Course Issuer Bid dated June 14, 2002**

NOTICE OF INTENTION TO

MAKE A NORMAL COURSE ISSUER BID

1. Name of Issuer

THE WESTAIM CORPORATION - Trading Symbol "WED".

2. Shares Sought

The Westaim Corporation (the "***Corporation***") wishes to acquire up to 3,889,345 common shares ("***Common Shares***") in the capital of the Corporation, that represents less than 5% of the current issued and outstanding Common Shares, being 77,786,915 shares, over the next 12 months.

3. Duration

The commencement date for the normal course issuer bid (the "***bid***") will be June 19, 2002 and will end on June 18, 2003 unless terminated earlier by the Corporation.

4. Method of Acquisition

Purchases will be effected through the facilities of The Toronto Stock Exchange. Purchases and payments for Common Shares will be made by the Corporation in accordance with the by-laws and rules of The Toronto Stock Exchange and the price which the Corporation will pay for any Common Shares acquired by it will be the market price of such shares at the time of acquisition. No purchases will be made other than by means of open market transactions during the period the bid is outstanding. Common Shares acquired by the Corporation under the bid will be cancelled.

5. Consideration Offered

The Corporation intends to purchase Common Shares at prices which represent a discount to underlying net asset value. Other than as described herein, there are no restrictions on the bid.

6. Reasons for Normal Course Issuer Bid

The Corporation believes that its common shares are undervalued. For this reason, the purchase and cancellation of outstanding Common Shares may represent an opportunity to provide capital appreciation and market stability for the benefit of the Corporation's shareholders.

7. Valuation

After reasonable inquiry, no independent valuation has been made of the value of the Corporation's underlying business operations within the two years preceding the date of this notice.

8. Previous purchases

The Corporation has made no previous normal course issuer bid purchases.

9. Persons Acting Jointly or in Concert With the Issuer

No party is acting jointly or in concert with the Corporation with respect to the bid.

10. Acceptance by Insiders, Affiliates and Associates

After reasonable inquiry, as of the date hereof, to the knowledge of the Board of Directors of the Corporation, no persons in any of the following categories has expressed an intention of selling Common Shares during the duration of the bid:

(a) director or senior officer of the Corporation;

(b) associate of a director or senior officer of the Corporation;

(c) person acting jointly or in concert with the Corporation; and

(d) person holding 10% or more of any class of equity securities of the Corporation.

11. Benefits from the Normal Course Issuer Bid

There are no special direct or indirect benefits to any insider, affiliate or associate of the Corporation of selling or not selling shares of the Corporation during the bid other than those benefits available to any other shareholder who sells or does not sell.

12. Material Changes in the Affairs of the Issuer Company

There have been no material changes in the affairs of the Corporation since May 29, 2002. As of the date hereof, there are no plans or proposals for material changes in the affairs of the Corporation.

Certificate

The undersigned hereby certifies that this Normal Course Issuer Bid is complete and accurate and in compliance with Part 6 of the Rules and Policies of The Toronto Stock Exchange and that he has been authorized by the board of directors of the Corporation to execute this Notice of Intention.

This Notice of Intention to make a Normal Course Issuer Bid contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

| | |
|---|---|
| Officer/Director of the Issuer (*signature*) | June 14, 2002 |
| | Date |

**Douglas H. Murray**
**Assistant Corporate Secretary and**
**Director, Legal Services**

**Exhibit 1.3**

**Press Release dated June 17, 2002 titled**
**"Westaim announces share buy back regulatory approval"**

WESTAIM

# Westaim announces share buy back regulatory approval

**Calgary, Alberta - June 17, 2002** - The Westaim Corporation today announced that it has received approval from the Toronto Stock Exchange to purchase up to 5% or approximately 3.8 million of its common shares.

Westaim filed a Notice of Intention to make a Normal Course Issuer Bid (the "Bid") with the Toronto Stock Exchange and intends to initiate purchases from time to time in accordance with the rules of the TSX. Westaim anticipates commencing purchases on or after June 19, 2002 and concluding not later than June 18, 2003. The price which Westaim pays for any common shares acquired under the Bid will be the market price for the common shares at the time of the acquisition.

Westaim believes that at certain times, the underlying value of its common shares may not be reflected in the market price and accordingly believes that the share repurchase program provides value by reducing the number of shares outstanding.

The Westaim Corporation is a technology accelerator that launches exceptional technologies into the marketplace. Its technology investments include NUCRYST™ Pharmaceuticals., which researches, develops and commercializes medical devices and pharmaceutical products based on its nanocrystalline silver technology, and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim's common shares are listed on Nasdaq under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

-30-

For more information contact:
Tony Johnston, Senior Vice President
The Westaim Corporation
(403) 234-3103
info@westaim.com
www.westaim.com

*This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.*